File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2004 JUL 19 P 4: 07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

04035600

12 July 2004

82-34640

SUPPL

Dear Sir

Friends Provident plc - File number ~~82 - 524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

Issue of Equity	-	2 July 2004
Result of Placing	-	2 July 2004
Notice to Convertible Holders	-	2 July 2004
Treasury Stock	-	9 July 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

Enc.

dlw 7/20

Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Issue of Equity
Released	07:00 02-Jul-04
Number	4122A

Friends Provident plc

2 July 2004

Embargoed until 7.00am

This announcement does not and these materials do not constitute an offer to sell or issue or or the solicitation of an offer to buy or subscribe for ordinary shares in the capital of the Company in the United States, Canada, Australia, Japan or in any jurisdiction in which such offer or solicitation is unlawful and the information contained herein is not for release, release, publication or distribution in whole or in part in or into the United States, Canada, Australia or Japan or in any jurisdiction in which such publication or distribution is unlawful.

Placing of 172,405,671 new Friends Provident ordinary shares in connection with the merger, announced today, of ISIS with F&C

Introduction

Friends Provident announces its intention to place 172,405,671 new Friends Provident ordinary shares, representing approximately 10% of its existing issued share capital, in a placing to institutional investors (the "Placing").

This follows the announcement today by ISIS, Friends Provident's 67% owned asset management subsidiary, that ISIS has entered into a conditional agreement with Eureko to merge the businesses of F&C and ISIS. Eureko currently owns 100% of the issued share capital of F&C. The Merger will create a leading pan-European asset manager with £120 billion of funds under management in which Friends Provident, through the subscription of New ISIS Shares, will have a 51% holding.

Full details of the Merger are contained in a separate announcement made by ISIS today.

Strategic rationale and Friends Provident funding requirements

The Merger is consistent with Friends Provident's stated ambition to be a major player in its two core businesses of UK life and pensions and asset management and fulfils its ambition to be a top five UK asset manager. Key highlights in relation to the combination of the ISIS and F&C groups are:

- Creation of the fourth largest asset manager in the UK and a top ten manager of pan-European pension fund assets with £120 billion of funds under management

- Compelling strategic fit between ISIS and F&C based on complementary geographic and product strengths, providing significant revenue enhancement opportunities

- Expected pre-tax annual synergies of £33 million for the Enlarged Group achievable in full by early 2006

- Increased contribution to Friends Provident's profit from asset management from 10% to 24% (31% including the full effect of synergies) while improving its quality of earnings(1)(2)

- Deployment of Friends Provident capital to a profitable and cash generative business with low capital requirements

- Strengthening of Friends Provident's life and pensions offering

The transaction will create the potential for significant long term value for Friends Provident shareholders.

In the near term, the transaction is expected to have a broadly neutral effect on Friends Provident's earnings(1)(2). Over the medium term, Friends Provident's earnings will benefit from the additional revenue opportunities expected to arise from the strength of the Enlarged Group's position.

For Friends Provident's policyholders, the transaction offers the benefit of a much enhanced investment platform.

As referred to in the announcement by ISIS today, Friends Provident will own 51% of the Enlarged Group following Completion. The transaction will be effected by the merger of ISIS and F&C through the issue of 331 million New ISIS Shares, representing 68.8% of the equity of the Enlarged Group, in consideration for the acquisition of 100% of the shares in F&C by ISIS.

Of the 331 million New ISIS Shares to be issued as consideration for the acquisition of F&C, 145 million New ISIS Shares will be placed with Friends Provident at 260p per share, representing consideration of £378 million, payable to Eureko. This consideration will be satisfied as to £250 million in cash payable by Friends Provident to Eureko with the balance of £128 million being satisfied through the issue of New Friends Provident Shares to

Eureko at Completion (likely to amount to approximately 5% of Friends Provident's issued share capital at that time). The cash element of the consideration will be funded principally through the Placing, full details of which are set out in this announcement; the remainder will be funded from internal resources. If the Merger does not proceed, the proceeds of the Placing will be used by Friends Provident for general corporate purposes.

A price reset mechanism has been agreed under which Friends Provident may be required to make further payments to Eureko depending on the Enlarged Group's share price for a period following Completion. This mechanism has been designed to allow the value paid by Friends Provident to Eureko to vary depending on the Enlarged Group's share price following Completion, which it is expected will benefit from the enhanced prospects of the Enlarged Group.

In respect of the 145 million New ISIS Shares to be issued to Friends Provident, Friends Provident will pay additional consideration to Eureko for each such New ISIS Share, equal to the lesser of 40p and the amount by which the average trading price of the Enlarged Group during January 2005 exceeds 250p.

Any additional payment made under this mechanism of up to 20p per New ISIS Share will be payable by Friends Provident in cash. Any further amount (i.e. up to a maximum of a further 20p per New ISIS Share) will be payable in cash or New Friends Provident Shares at Friends Provident's discretion. Any additional cash element, if it becomes payable, would be funded from Friends Provident's existing resources.

Lock-up and revised Relationship Agreement

Eureko has undertaken to Friends Provident that it will not, for 12 months from Completion, dispose of any of the New Friends Provident Shares issued to it at Completion nor dispose of any interest (within Sections 198-210 of the Companies Act) in or right to the New Friends Provident Shares or arising therefrom, subject to certain commonly provided exceptions or as otherwise agreed by Friends Provident.

A revised relationship agreement has been entered into by Friends Provident and ISIS (conditional on Completion and approval of ISIS's independent shareholders) which also provides protection for Friends Provident from dilution through further share issues or option exercises, designed to ensure that Friends Provident's shareholding in ISIS does not fall below 51% of the issued share capital against its will.

Approvals, implementation and timetable

The conditions to completion of the Merger are summarised in the separate announcement made by ISIS today and include majority approval by Friends Provident's shareholders at an extraordinary general meeting which it is anticipated will be convened for late September 2004. Further details on the timing of the Placing are set out in the Appendix. It is expected that Completion of the Merger will take place in September or October 2004.

Current trading

Friends Provident's new business to the end of June 2004 is up on the same period in 2003 and the margin is expected to have benefited from an improvement in mix, although this is likely to be more than offset by the effect of economic assumption changes. Friends Provident is well prepared for the advent of multi-ties when the polarisation regime for intermediaries is dismantled later this year. Friends Provident has already secured distribution deals with Lighthouse and Sesame and further distribution announcements are in the pipeline.

Details of the Placing

Friends Provident has appointed Cazenove and Merrill Lynch as joint bookrunners and joint lead managers of the Placing. The issue of the Placing Shares will take place at a price established through a bookbuild process to be carried out by the Managers as agents for Friends Provident. The issue of the Placing Shares has been underwritten at a minimum price of 132p per New Friends Provident Share by the Managers pursuant to the terms, and subject to the conditions, of the Placing Agreement.

The Placing Price is expected to be determined and announced as soon as practicable after the bookbuild process closes (which is expected to be no later than 4.30pm on 2 July 2004). The Managers reserve the right, at their discretion, to accelerate the close of the bookbuild process. The Placing is conditional on certain matters as summarised in the Appendix and will be conducted in accordance with, and will be subject to, the terms and conditions set out in the Appendix.

The Placing Shares will, on issue, be credited as fully paid and will rank *pari passu* in all respects with the existing ordinary shares of 10 pence each in the capital of Friends Provident, including the right to receive all dividends and other distributions declared, made or paid after the date of issue of the Placing Shares.

Applications will be made for the Placing Shares to be admitted to the Official List maintained by the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

Commenting on the transaction, Keith Satchell, Group Chief Executive of Friends Provident, said:

"We have consistently pursued our strategy of building the importance of asset management within the Friends Provident group. This merger achieves that goal, and delivers a significant diversification of our earnings into a business which generates cash and which has a terrific platform for organic growth on a pan-European basis. The combination should create significant value for our shareholders and we are committed to retaining majority ownership of the enlarged group."

Friends Provident is being advised by Cazenove in connection with the merger of ISIS and

F&C.

There will be a presentation today for analysts and shareholders at Cazenove's offices at 20 Moorgate, London EC2 at 9:30 a.m. The slide presentation will be available from 11:00 a.m. on www.fp.com/investor/presentation.

Enquiries

Friends Provident	**(020) 7760 3133**		
Keith Satchell			
Di Skidmore			
Cazenove	**(020) 7588 2828**	**Merrill Lynch**	**(020) 7628 1000**
Tim Wise		Rupert Hume-Kendall	
John Paynter		Matthew Greenburgh	
Conor Hillery			
Bell Pottinger	**(020) 7861 3868**		
John Coles			

Notes:

1. On a consolidated basis, based on proforma 2003 profit before tax (before goodwill amortisation and exceptionals) for the Enlarged Group (modified statutory profit for Friends Provident). F&C's adjusted operating profit included in this figure is stated before long term incentive costs and operating exceptional items.
2. Nothing in this announcement should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Friends Provident will necessarily be greater than the historic published earnings per share of Friends Provident.

This announcement does not constitute an offer to underwrite, subscribe or otherwise acquire or dispose of any Friends Provident Shares. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

This announcement is not for distribution, directly or indirectly, in or into the United States. This announcement and the information contained herein is not an offer of securities for sale in the United States. The Friends Provident shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered, sold or delivered within the United States or to US persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This announcement has been issued by, and is the sole responsibility of, the Company.

Cazenove is acting for Friends Provident in relation to the Placing and no one else and will not be responsible to anyone other than Friends Provident for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the Placing or any other matters referred to in this announcement.

Merrill Lynch is acting for Friends Provident in relation to the Placing and no one else and will not be responsible to anyone other than Friends Provident for providing the protections afforded to clients of Merrill Lynch nor for providing advice in relation to the Placing or any other matters referred to in this announcement.

Stabilisation / FSA

Definitions

"Acquisition Agreement"	The conditional agreement dated 1 July 2004 between (1) ISIS, (2) F&C Asset Management Holdings BV (a wholly owned subsidiary of Eureko) and (3) Eureko (as guarantor), setting out the terms and conditions of, and the arrangements for the implementation of, the Merger;
"Admission"	means admission of the Placing Shares to listing on the Official List and the admission of the Placing Shares to trading on the London Stock Exchange's market for listed securities;
"Cazenove"	Cazenove & Co. Ltd, a private limited company incorporated in England and Wales;
"Companies Act"	means the Companies Act 1985, as amended;
"Completion"	means completion of the purchase of F&C by ISIS and the associated transactions in accordance with the Acquisition Agreement;
"Eureko"	Eureko B.V. incorporated in the Netherlands and the holder of the entire issued share capital of F&C;
"Enlarged Group"	the ISIS Group following Completion;
"Friends Provident" or the "Company"	Friends Provident Public Limited Company, a public limited company incorporated in England and Wales;
"F&C"	F. & C. Limited, a private limited company incorporated in England and Wales;

"FSA"	the Financial Services Authority, the UK Financial Services Regulator;
"FSMA"	the Financial Services and Markets Act 2000, as amended;
"ISIS"	ISIS Asset Management plc, a public limited company incorporated in Scotland;
"ISIS Group"	ISIS and its subsidiaries and subsidiary undertakings;
"London Stock Exchange"	London Stock Exchange plc;
"Managers"	Cazenove and Merrill Lynch;
"Merger"	the proposed combination of ISIS and F&C pursuant to the terms of the Acquisition Agreement;
"Merrill Lynch"	Merrill Lynch International, a private unlimited company incorporated in England and Wales;
"New Friends Provident Shares"	new ordinary shares of 10 pence each in the capital of Friends Provident;
"New ISIS Shares"	new ordinary shares in the capital of ISIS to be issued in connection with the Merger;
"Official List"	the Official List of the UK Listing Authority;
"Placing Agreement"	the agreement dated 2 July 2004 between Friends Provident, Cazenove and Merrill Lynch in relation to the Placing;
"Placing Price"	the price per Placing Share which Placees will pay to the Managers;
"Placing Shares"	the New Friends Provident Shares to be issued by Friends Provident pursuant to the Placing;
"UK"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the UK Listing Authority, being the FSA acting as the competent authority for the purposes of Part VI of FSMA; and
"UK Listing Rules"	the listing rules of the UK Listing Authority.

"US" or "United States"	The United States of America, its territories and possessions, any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdiction.

Appendix

Terms and conditions of the placing

IMPORTANT INFORMATION FOR PLACEES ONLY

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE DIRECTED ONLY AT PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESSES AND WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001, AS AMENDED (THE "ORDER") OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(a) TO (d) OF THE ORDER OR TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS APPENDIX DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE, SUBSCRIPTION OR OTHER ACQUISITION OF ANY SECURITIES IN THE COMPANY.

If you choose to participate in the Placing by making an oral offer to acquire Placing Shares you will be deemed to have read and understood this announcement (including this Appendix) in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties and acknowledgements, contained in this Appendix. In particular you represent, warrant and acknowledge that you:

1. are a person whose ordinary activities involve you in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of your business and have professional experience in matters relating to investments and undertake that you will acquire, hold, manage or dispose of any Placing Shares that are allocated to you for the purposes of your business; and

2. are a non-US person outside the United States or you are a Qualified Institutional Buyer ("QIB") as such term is defined in Rule 144A under the Securities Act.

This announcement does not and these materials do not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for ordinary shares in the capital of the

Company in the United States, Canada, Australia, Japan or in any jurisdiction in which such offer or solicitation is unlawful and the information contained herein is not for publication or distribution, directly or indirectly, to persons in the United States, Canada, Australia, Japan or any jurisdiction in which such publication or distribution is unlawful.

The Placing Shares referred to in this announcement have not been and will not be registered under Securities Act or qualified under any applicable state statutes and may not be offered, sold or transferred within the United States (including its territories and possessions) or to or for the benefit of, directly or indirectly, any US Persons (as that term is defined under Regulation S under the Securities Act), except pursuant to registration or to QIBs in a transaction exempt from registration under the Securities Act. The Placing Shares are being offered and sold outside the United States in reliance on Regulation S under the Securities Act.

The Placing Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission or other regulatory authority, nor have the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of the offering materials. Any representation to the contrary is unlawful.

The distribution of this announcement and the placing and/or issue of ordinary shares in the capital of the Company in certain jurisdictions may be restricted by law. No action has been taken by the Company, Cazenove or Merrill Lynch that would permit an offer of such ordinary shares or possession or distribution of this announcement or any other offering or publicity material relating to such ordinary shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company, Cazenove or Merrill Lynch to inform themselves about and to observe any such restrictions.

Details of the Placing Agreement and the Placing Shares

The Managers have entered into a placing agreement (the "Placing Agreement") with the Company whereby each of the Managers has, subject to the conditions set out therein and to the Placing Agreement not having been terminated, undertaken severally to use its reasonable endeavours as agent of the Company to seek to arrange Placees for the Placing Shares at the Placing Price or, failing which, to acquire Placing Shares itself.

The Placing Shares will, when issued, be credited as fully paid and will rank equally in all respects with the existing issued ordinary shares of 10 pence each in the capital of the Company including the right to receive all dividends and other distributions declared, made or paid in respect of such ordinary shares after the date of issue of the Placing Shares.

In this Appendix, unless the context otherwise requires, "Placee" means a person (including individuals, funds or others) by whom or on whose behalf a bid for Placing Shares has been communicated.

Application for listing and admission to trading

the relevant Placing Shares and Merrill Lynch to procure the allotment of 40% of the relevant Placing Shares) to the relevant Placee by effecting the necessary transfer to the Company of shares in Lockyard Limited, following that Placee's payment of such amount.

The Placing is to be made outside the United States within the meaning of and pursuant to Regulation S under the Securities Act and within the United States to QIBs pursuant to a transaction exempt from registration under the Securities Act.

The Bookbuilding Process will establish a single price (the "Placing Price") payable by all Placees in respect of their acquisition of Placing Shares. The Placing Price will be agreed between the Managers and the Company following completion of the Bookbuilding Process and any discount to the market price of the ordinary shares of the Company will be determined in accordance with the Listing Rules and IPC guidelines. The Placing Price is expected to be announced (the 'Pricing Announcement') on the Regulatory News Service no later than 4.30pm on 2 July 2004.

To enter a bid into the Bookbuilding Process, you should communicate your bid by telephone to your usual sales contact at Cazenove or Merrill Lynch. Your bid should state the number of Placing Shares or monetary amount which you wish to acquire or pay at either the Placing Price which is ultimately established by the Company and the Managers or at prices up to a price limit specified in your bid.

Each of the Managers reserves the right not to accept bids or to accept bids in part rather than in whole. The acceptance of bids shall be at each of the Manager's absolute discretion.

The Bookbuilding Process is expected to close no later than 4.30 p.m. (G.M.T.) on 2 July 2004, but may be closed earlier at the discretion of the Managers. Each of the Managers may, at its discretion, accept bids that are received after the Bookbuilding Process has closed.

A bid in the Bookbuilding Process will be made on the terms and conditions in this Appendix and if accepted will be legally binding on the Placee by which, or on behalf of which, it is made and will not be capable of variation or revocation after the close of the Bookbuilding Process.

Conditions of the Placing

The Placing is conditional, inter alia, on Admission becoming effective and the commencement of trading of the Placing Shares on the London Stock Exchange's market for listed securities following Admission by no later than 8.00am on 7 July 2004 (or such later time and/or date as the Company and the Managers) may agree).

If (a) the conditions contained in the Placing Agreement are not satisfied or (where capable of waiver) waived by the time periods set out in the Placing Agreement or (b) the Placing Agreement is terminated in accordance with its terms, the Placing will lapse and your rights and obligations hereunder shall cease and determine at such time and no claim can be made by you in respect thereof.

By participating in the Bookbuilding Process you agree that your rights and obligations hereunder terminate only in the circumstances described above and will not be capable of rescission or termination by you. The Managers reserve the right (with the agreement of the Company) to waive or to extend the time and/or date for fulfilment of any of the conditions in the Placing Agreement (save that the condition relating to admission of the Placing Shares to listing and to trading may not be waived). Any such extension or waiver will not affect Placees' commitments. Neither of the Managers shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision it may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition in the Placing Agreement.

Right to terminate under the Placing Agreement

The Managers will be entitled in their absolute discretion by notice in writing to the Company to terminate their obligations under the Placing Agreement if:

1. at any time before Admission becomes effective the Company is in material breach of any of its obligations under the Placing Documents;

2. at any time before Admission becomes effective any of the warranties or undertakings given by the Company in the Placing Documents was, or if repeated at any time up to commencement of trading in the Placing Shares (by reference to the facts and circumstances then existing) would be untrue, inaccurate or misleading in any material respect; or

3. at any time before Admission becomes effective there has been, subsequent to the time of execution of the Placing Agreement or since the date as of which information is given in this announcement, any Material Adverse Effect; or

4. there shall occur, prior to the earlier of 5.00pm on the date of this announcement and the entering into by the Managers of binding commitments with Placees in respect of all Placing Shares, a Force Majeure event, being one of:

    a) a suspension or material limitation in the ability to trade in securities generally on the London Stock Exchange; or

    b) a suspension or material limitation in the ability to trade in the Company's securities on the London Stock Exchange; or

    c) a general moratorium on commercial banking activities in London declared by the relevant authorities, or

    d) the occurrence of any political, military or terrorist event or situation which in the reasonable opinion of the Managers makes it impracticable to procure third party placees.

By participating in the Bookbuilding Process you agree with the Managers that the exercise by the Managers of any right of termination or any other discretion under the Placing Documents shall be within the absolute discretion of the Managers, and that neither of the Managers need make any reference to you and shall have no liability to you whatsoever in connection with any such exercise.

No Prospectus

No prospectus or listing particulars has been or will be submitted to be approved by the UK Listing Authority or filed with the Registrar of Companies in England and Wales in relation to the Placing Shares and the Placees' commitments will be made solely on the basis of the information contained in this announcement. Each Placee, by accepting a participation in the Placing, agrees that the content of this announcement and the Pricing Announcement is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any other information, representation, warranty and/or statement made by or on behalf of either of the Managers or the Company other than as contained in this announcement and neither of the Managers will be liable for any Placee's decision to accept this invitation to participate in the Placing based on any such other information, representation, warranty or statement. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system, subject to certain exceptions. Each of the Managers reserves the right to require settlement for and delivery of the Placing Shares to Placees in such other means that it deems necessary if delivery or settlement is not possible within the CREST system within the timetable set out in this announcement or would not be consistent with the regulatory requirements in the Placee's jurisdiction.

If you are allocated any Placing Shares in the Bookbuilding Process you will be sent a conditional contract note which will set out the number of Placing Shares allocated to you, the Placing Price, the aggregate amount owed by you to the relevant Manager and settlement instructions. Settlement will be on a T+3 basis in accordance with the instructions set out in the conditional contract note. Interest is chargeable daily on payments to the extent that value is received after the due date at the rate of 5 percentage points above prevailing LIBOR. Each Placee acknowledges that funds received by each Manager will be held as to 60% for the account of Cazenove and as to 40% for the account of Merrill Lynch.

If you do not comply with these obligations, the Managers may sell any or all of Placing Shares allocated to you on your behalf and retain from the proceeds, for their own account and benefit, an amount equal to the aggregate amount owed by you plus any interest due.

You will, however, remain liable for any shortfall below the aggregate amount owed by you and you may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon any transaction in the Placing Shares on your behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, please ensure that the conditional contract note is copied and delivered immediately to the relevant person within that organisation.

Insofar as Placing Shares are registered in your name or that of your nominee or in the name of any person for whom you are contracting as agent or that of a nominee for such person, such Placing Shares will, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. You will not be entitled to receive any fee or commission in connection with the Placing.

Representations and Warranties

By participating in the Bookbuilding Process you (and any person acting on your behalf):

1. represent and warrant that you have read this announcement;

2. acknowledge that the content of this announcement and the Pricing Announcement is exclusively the responsibility of the Company;

3. acknowledge that no offering document or prospectus has been prepared in connection with the Placing in any jurisdiction;

4. represent, warrant and agree that the only information upon which you have relied or are entitled to rely in committing yourself to acquire the Placing Shares is that contained in this announcement and confirm, represent and warrant that you have neither received nor relied on any other information, representation, warranty or statement made by or on behalf of the Company or either of the Managers and agree that neither the Company nor either of the Managers will be liable for your decision to participate in the Placing based on any other information, representation, warranty or statement;

5. acknowledge and agree that you have relied on your own investigation of the business, financial or other position of the Company in deciding to participate in the Placing;

6. represent and warrant that you are not, or at the time the Placing Shares are acquired will not be, acquiring Placing Shares on behalf of a resident of Australia, Canada or Japan;

7. acknowledge that the Placing Shares have not been and will not be registered under the securities legislation of Australia, Canada or Japan and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, in, into or within Australia, Canada or Japan;

8. represent and warrant that you are entitled to acquire Placing Shares under the laws of all relevant jurisdictions which apply to you and that you have fully observed such laws and obtained all such governmental and other guarantees and other consents which may be required thereunder and complied with all necessary formalities;

9. acknowledge that the Placing Shares have not been and will not be registered under the Securities Act, or under the securities laws of any state of the United States, and are being offered and sold on behalf of the Company only (i) within the United States to QIBs pursuant to a transaction exempt from registration under the Securities Act or (ii) outside the United States in accordance with Rule 903 of Regulation S under the Securities Act (Regulation S);

10. acknowledge that the Placing Shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority;

11. represent and warrant that you (a) are not in the United States (within the meaning of Regulation S) and are acquiring Placing Shares in an offshore transaction in accordance with Regulation S or (b) are a QIB subscribing for the Placing Shares pursuant to the transaction exempt from registration under the Securities Act;

12. represent and warrant that the issue to you, or the person specified by you for registration as holder, of Placing Shares will not give rise to a liability under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services) and that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to transfer Placing Shares into a clearance service;

13. if you are in the UK, represent and warrant that you have complied with your obligations in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002, the Terrorism Act 2000 and the Money Laundering Regulations 2003 (the "Regulations") and, if you are making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by you to verify the identity of the third party as required by the Regulations;

14. represent and warrant that you fall within paragraph 3(a) of Schedule 11 to FSMA, being a person whose ordinary activities involve you in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of your business, and within Article 19 and/or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended, and undertake that you will acquire, hold, manage or dispose of any Placing Shares that are allocated to you for the purposes of your business;

15. represent and warrant that you have not offered or sold and, prior to the expiry of a period of six months from the commencement of trading of the Placing Shares on the London Stock Exchange's market for listed securities, will not offer or sell any Placing Shares to persons in the United Kingdom except to persons whose ordinary activities

involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;

16. represent and warrant that you have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

17. represent and warrant that you have complied and will comply with all applicable provisions of FSMA with respect to anything done by you in relation to the Placing Shares in, from or otherwise involving the United Kingdom;

18. represent and warrant that you have all necessary capacity and have obtained all necessary consents and authorities to enable you to commit to this participation and to perform your obligations in relation thereto (including, without limitation, in the case of any person on whose behalf you are acting, all necessary consents and authorities to agree to the terms set out or referred to in this announcement);

19. undertake that you will pay to the Managers (or as they may direct) any amounts due from you in accordance with this announcement on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other persons or sold at such price as the Managers may determine;

20. acknowledge that participation in the Placing is on the basis that, for the purposes of the Placing, you are not and will not be clients of either of the Managers and that neither of the Managers has duties or customers or responsibilities to you for providing the protections afforded to their clients or customers or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement;

21. undertake that the person who you specify for registration as holder of the Placing Shares will be (i) the Placee or (ii) a nominee of the Placee, as the case may be. You agree that neither of the Managers nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. You and any person acting on your behalf agrees to acquire Placing Shares on the basis that the Placing Shares will be allotted to the CREST stock account of Cazenove Nominees Limited who will hold them as nominee on your behalf until settlement in accordance with its standing settlement instructions; and

22. acknowledge that any agreements entered into by you pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of England and you submit (on behalf of yourself and on behalf of any person on whose behalf you are acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract. The Company, the Managers and others will rely upon the truth and accuracy of the foregoing representations, warranties

and acknowledgements.

You agree and understand that the Company, the Managers and others will rely upon the truth and accuracy of the foregoing representations, warranties and acknowledgements.

The agreement to settle the allotment to you of Placing Shares (and/or the allotment to a person for whom you are contracting as agent) free of stamp duty and stamp duty reserve tax depends on the settlement relating only to an allotment to you and/or such person direct from the Company for the Placing Shares in question. Such agreement assumes that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to transfer the Placing Shares into a clearance service. If there were any such arrangements, or the settlement related to other dealing in the Placing Shares, stamp duty or stamp duty reserve tax may be payable, for which neither the Company nor either of the Managers will be responsible. If this were the case, you should take your own advice and notify the relevant Manager accordingly.

The representations, warranties, acknowledgements and undertakings contained in this appendix are given to each of the Managers for themselves and on behalf of the Company and are irrevocable.

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Result of Placing
Released	14:31 02-Jul-04
Number	4426A

Friends Provident plc

2 July 2004

For immediate release

This announcement does not and these materials do not constitute an offer to sell or issue or or the solicitation of an offer to buy or subscribe for ordinary shares in the capital of the Company in the United States, Canada, Australia, Japan or in any jurisdiction in which such offer or solicitation is unlawful and the information contained herein is not for release, release, publication or distribution in whole or in part in or into the United States, Canada, Australia or Japan or in any jurisdiction in which such publication or distribution is unlawful.

Result of Placing

Friends Provident is pleased to announce that, further to this morning's announcement of its proposed Placing to institutional investors, 172,405,671 new ordinary shares have been successfully placed by Cazenove & Co. Ltd and Merrill Lynch International. Following an accelerated bookbuilding process, the Placing Price has been set at 135p per share, raising approximately £229 million, net of expenses.

Enquiries:

Cazenove	**(020) 7588 2828**	**Merrill Lynch**	**(020) 7628 1000**
Tim Wise		Rupert Hume-Kendall	
John Paynter		Matthew Greenburgh	
Conor Hillery			

The new ordinary shares will be credited as fully paid and rank pari passu in all respects with Friends Provident's existing ordinary shares. Applications have been made for the new ordinary shares to be admitted to the Official List maintained by the United Kingdom Listing Authority and to be admitted to trading by the London Stock Exchange on its market for listed securities. It is expected that admission will become effective

and dealings will commence on 7 July 2004. There will be no facility for conditional dealings on the London Stock Exchange prior to admission.

This announcement does not constitute an offer to underwrite, subscribe or otherwise acquire or dispose of any Friends Provident Shares. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

This announcement is not for distribution, directly or indirectly, in or into the United States. This announcement and the information contained herein is not an offer of securities for sale in the United States. The Friends Provident shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered, sold or delivered within the United States or to US persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This announcement has been issued by, and is the sole responsibility of, the Company.

Cazenove & Co. Ltd is acting for Friends Provident in relation to the Placing and no one else and will not be responsible to anyone other than Friends Provident for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the Placing or any other matters referred to in this announcement.

Merrill Lynch International is acting for Friends Provident in relation to the Placing and no one else and will not be responsible to anyone other than Friends Provident for providing the protections afforded to clients of Merrill Lynch nor for providing advice in relation to the Placing or any other matters referred to in this announcement.

Stabilisation / FSA

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Notice to Convertible holders
Released	08:06 07-Jul-04
Number	5759A

Friends Provident plc

7 July 2004
For immediate release

Notice to holders of 5.25 per cent. Convertible Bonds due 2007 ("the Convertible Bonds")

On 2 July 2004, Friends Provident plc announced the placing with institutional investors ("the Placing") of 172,405,671 new ordinary shares of 10p each at a price of 135p in connection with the proposed merger of ISIS Asset Management plc, its 67% owned subsidiary, and F&C. The new ordinary shares have today been admitted to the Official List maintained by the United Kingdom Listing Authority and have been admitted to trading by the London Stock Exchange on its market for listed securities.

There is no adjustment to the terms of the Convertible Bonds as a result of the Placing.

ENDS.

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:10 09-Jul-04
Number	PRNUK-0907

Treasury Shares

9 July 2004

Friends Provident plc announces that it has today acquired 46,537,610 shares for nil consideration to be held as treasury shares from the Trustees of the Unclaimed Share Trust in accordance with the arrangements approved at the time of demutualisation of Friends' Provident Life Office in July 2001 .

At the Annual General Meeting of the Company on 20 May 2004, shareholders approved a resolution for treasury shares to be used to satisfy awards under the Company's employee share schemes. Accordingly, 55,730 shares were today transferred from the Treasury Shares Account to option holders of the Friends Provident plc Share Save Scheme and the Friends Provident plc Executive Share Option Scheme.

At the same time, the Company transferred 26,461 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.3915 per share for the June contribution. The Company has received notification from G K Aslet, AR G Gunn, K Satchell and BW Sweetland, as executive directors of the Company, that of the 26,461 shares acquired by the Trustees, they have each acquired 90 shares through the SIP. P W Moore, who joined the Board in September 2003, elected to make a lump sum contribution of £1,125 and 806 shares were purchased on 14 October 2003 as announced on 15 October 2003.

Following the transfer of the above treasury shares, the issued share capital of the Company is 1,896,462,390 ordinary shares of 10p each of which 46,455,419 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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